WORLDHEART
Third Quarter 2002 Message To Shareholders

The first nine months of 2002 were both successful and pivotal for the future of World Heart Corporation (WorldHeart):

     - Revenue increased 50% over the same period last year, from $5,458,380 to $8,191,284;

     - Sixteen new implant centers were added, including centers in the U.S., Canada, Europe and Japan;

     - In October, the first recipient used the PLUS enhancement with Novacor(R) LVAS (left ventricular assist system) in Europe;

     - The new ePTFE inflow conduit was used in a dozen additional implants in Europe with highly successful clinical results;

     - A Premarket Approval (PMA) Supplement for Destination Therapy Indication was submitted to the US Food and Drug Administration (FDA) on August 15;

     -    A major redesign was initiated for the next-generation
          HeartSaverVAD(TM)to incorporate additional advanced technologies owned and developed by WorldHeart; and

     - Operating and Research & Development expenses were reduced, including staff reductions of 57, or 25% of the total workforce.

With 1,382 implants, WorldHeart's Novacor(R) LVAS has established an unmatched record for performance, reliability and durability. No deaths have been attributed to device failure. As attention turns to long-term patient support, this outstanding record will become an increasingly important factor in the choice of a device by patients and their clinicians.

WorldHeart announced on August 21, 2002 that it will focus during the next five years on building market share for Novacor(R) LVAS.

WorldHeart's Research and Development program will continue to focus on bringing to clinical trials the next-generation, fully implantable pulsatile VAD. New technologies developed by WorldHeart, and technologies acquired with the purchase of Novacor(R) LVAS, will be integrated and enhanced in the new HeartSaverVAD(TM). HeartSaverVAD(TM) will be less than 350 ml in volume, less than half of the weight of the current Novacor(R) LVAS, and will be fully implantable in the chest or abdominal cavity, at the choice of the patient and clinicians. Details of the new HeartSaverVAD(TM) will be announced during the fourth quarter and early 2003.

Strong revenue growth from Novacor(R) LVAS is expected to continue and accelerate as VAD use for Destination Therapy gains acceptance as a treatment for heart failure. Approvals are already in place for Europe and Japan, and the approval process is underway in the U.S. The next-generation HeartSaverVAD(TM), planned for clinical trials by 2005, will build on the record of Novacor(R) LVAS, delivering fully pulsatile support with a small, long-lasting device.

As previously announced, WorldHeart requires additional capital to carry its business plan forward into 2003. Commitments are not in place, and actions are continuing to obtain the required funding.



/s/ RODERICK M. BRYDEN                     /s/ DR. TOFY MUSSIVAND
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Roderick M. Bryden                         Dr. Tofy Mussivand
President & Chief Executive Officer        Chairman and Chief Scientific Officer